

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2021

Matthew Chen
Chairman and Chief Financial Officer
Longevity Acquisition Corp
Yongda International Tower No. 2277
Longyang Road, Pudong District, Shanghai
People's Republic of China

   Re: Longevity Acquisition Corp
    Preliminary Proxy Statement on Schedule 14A
    Filed November 27, 2020
    File No. 001-38637

Dear Mr. Chen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Arila Zhou, Esq.